Exhibit 99.71

Industry Canada	Industrie Canada

Corporations Canada 9th floor Jean Edmonds Towers South 365 Laurier Avenue West Ottawa, Ontario K1A 0C8	Corporations Canada 9e étage Tour Jean Edmonds sud 365, avenue Laurier ouest Ottawa (Ontario) K1A 0C8

July 14, 2004 / le 14 juillet 2004	Your file - Votre référence

ANGELA QUISTINI MILLER THOMSON 60 COLUMBIA WAY SUITE 600 MARKHAM ONTARIO L3R 0C9	Our file - Notre référence 424837-6

Re- Objet INTER-CITIC MINERALS INC.

Enclosed herewith is the document issued in the above matter.	Vous trouverez ci-inclus le document émis dans l’affaire précitée.

A notice of issuance of CBCA documents will be published in the Canada Corporations Bulletin. A notice of issuance of CCA documents will be published in the Canada Corporations Bulletin and the Canada Gazette.	Un avis de l’émission de documents en vertu de la LCSA sera publié dans le Bulletin des sociétés canadiennes. Un avis de l’émission de documents en vertu de la LCC sera publié dans le Bulletin des sociétés canadiennes et dans la Gazette du Canada.

IF A NAME OR CHANGE OF NAME IS INVOLVED, THE FOLLOWING CAUTION SHOULD BE OBSERVED:	S’IL EST QUESTION D’UNE DÉNOMINATION SOCIALE OU D’UN CHANGEMENT DE DÉNOMINATION SOCIALE, L’AVERTISSEMENT SUIVANT DOIT ÊTRE RESPECTÉ :

This name is available for use as a corporate name subject to and conditional upon the applicants assuming full responsibility for any risk of confusion with existing business names and trade marks (including those set out in the relevant NUANS search report(s)). Acceptance of such responsibility will comprise an obligation to change the name to a dissimilar one in the event that representation are made and established that confusion is likely to occurs. The use of any name granted is subject to the laws of the jurisdiction where the company carries on business.	Cette dénomination sociale est disponible en autant que les requérants assument toute responsabilité de risque de confusion avec toutes dénominations commerciales et toutes marques de commerce existantes (y compris celles qui sont citées dans le(s) rapport(s) de recherches de NUANS pertinent(s)). Cette acceptation de responsabilité comprend l’obligation de changer la dénomination de la société en une dénomination différente advenant le cas où des représentations sont faites établissant qu’il y a une probabilité de confusion. L’utilisation de tout nom octroyé est sujette à toute loi de la juridiction où la société exploite son entreprise.

Julie Dubeau

For the Director General, Corporations Canada	pour le Directeur général, Corporations Canada

Industry Canada	Industrie Canada

Certificate of Continuance	Certificat de prorogation

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

INTER-CITIC MINERALS INC.	424837-6

Name of corporation – Dénomination de la société	Corporation number – Numéro de la société

I hereby certify that the above-named corporation was continued under section 187 of the Canada Business Corporations Act, as set out in the attached articles of continuance.	Je certifie que la société susmentionnée a été prorogée en vertu de l’article 187 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de prorogation ci-jointes.

July 7, 2004 / le 7 juillet 2004
Director – Directeur	Date of Continuance – Date de la prorogation

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 11 ARTICLES OF CONTINUANCE (SECTION 187)	FORMULE 11 CLAUSES DE PROROGATION (ARTICLE 187)

1 – Name of the Corporation	Dénomination sociale de la société

INTER-CITIC MINERALS INC.
2 – The province or territory in Canada where the registered office is to be situated	La province ou le territoire au Canada où se situera le siège social

ONTARIO
3 – The classes and the maximum number of shares that the corporation is authorized to issue	Catégories et le nombre maximal d’actions que la société est autorisée à émettre

98,500,000 COMMON SHARES
4 – Restrictions, if any, on share transfers	Restrictions sur le transfert des actions, s’il y a lieu

NONE
5 –Number (or minimum and maximum number) of directors	Nombre (ou nombre minimal et maximal) d’administrateurs

MINIMUM OF 3, MAXIMUM OF 15
6 – Restriction, if any, on business the corporation may carry on	Limites imposées à l’activité commerciale de la société, s’il y a lieu

NONE
7 – (1) If change of name affected, previous name	(1) S’il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure

N/A
(2) Details of incorporation	(2) Détails de la constitution

N/A
8 – Other provisions, if any	Autres dispositions, s’il y a lieu

NONE

Date	Signature	7 – Capacity of - En qualité de

June 24, 2004		Director
For Departmental Use Only À l’usage du ministère seulement Corporation No. No de la société July 14, 2004	Printed Name - Nom en lettres moulées Mark R. Frederick
IC 3247 (2001/11)	DSG 03/2002

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions

FORM 3 NOTICE OF REGISTERED OFFICE OR NOTICE OF CHANGE OF ADDRESS of REGISTERED OFFICE (SECTION 19)	FORMULE 3 AVIS DE DÉSIGNATION OU DE CHANGEMENT D’ADRESSE DU SIÈGE SOCIAL (ARTICLE 19)

1 – Name of the Corporation - Dénomination sociale de la société	2 – Corporation No. - No de la société

INTER-CITIC MINERALS INC.

3 – Province or territory in Canada where the registered office is situated (or to be situated). (This province or territory must be the same as the one listed in the Articles.)	La province ou le territoire au Canada où se situe (ou se situera) le siège social. (il doit correspondre à la province ou au territoire indiqué dans les statuts.)

ONTARIO
4 – Street address of Registered Office - Adresse civique du siège social

Attention: Michael J. Pace

20 Queen Street West

Suite 2500

Toronto, Ontario

Canada M5H 3S1

(and mailing address, if different from that of registered office) - (si l’adresse postale diffère de celle du siège social)

N/A

CAUTION: Address of registered office must be within the province or territory that is described in the Articles at item 3; otherwise an amendment to the Articles is required, using Form 4, in addition to this form (see paragraph 173 (i) b) of the Act).

AVIS: L’adresse du siège social doit se situer dans les limites de la province ou du territoire indiqué dans les statuts à la rubrique 3. Sinon, il faut modifier les status en déposant la formule 4, en plus de la présente formule (voir l’allinéa 173 (i) b) de la Loi).

5 – Effective Date of Change - Date de prise d’effet

N/A
6 –Previous Address of Registered Office - Adresse précédente du siège social

N/A

Date	Signature	7 – Capacity of - En qualité de

June 24, 2004		Director
For Departmental Use Only À l’usage du ministère seulement Filed Déposée JUL 14 2004	Printed Name - Nom en lettres moulées Mark R. Frederick
IC 3420 (2001/11)	DSG 11/2001

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 6 NOTICE OF DIRECTORS, OR NOTICE OF CHANGE OF DIRECTORS OR NOTICE OF CHANGE OF ADDRESS OF A PRESENT DIRECTOR [SECTIONS 106 AND 113 (1)]	FORMULE 6 LISTE DES ADMINISTRATEURS, AVIS DE CHANGEMENT DES ADMINISTRATEURS OU AVIS DE CHANGEMENT D’ADRESSE D’UN ADMINISTRATEUR ACTUEL [ARTICLES 106 ET 113(1)]

1 – Name of the Corporation - Dénomination sociale de la société	2 - Corporation No. - No de la société

INTER-CITIC MINERALS INC.

3 – The following persons became directors of this coporation - Les personnes suivantes sont devenues administrateurs de la présente société

Name - Nom	Effective Date Date d’entrée en vigeur	Residential Address - Adresse domicillaire	Resident Canadian - Y/N Résident canadien - O/N
N/A
4 – The following persons ceased to be directors of this corporation - Les personnes suivantes ont cessé d’être administrateurs de la présente société

Name - Nom	Effective Date Date d’entrée en vigeur	Residential Address - Adresse domicillaire

N/A
5 –The directors of this corporation now are - Les directeurs de la présente société sont maintenant
Name - Nom	Residential Address - Adresse domicillaire		Resident Canadian - Y/N Résident canadien - O/N

See Schedule A attached

6 –Change of address of a present director - Changement d’adresse d’un administrateur actuel
Name - Nom	Effective Date Date d’entrée en vigeur	Former Residential Address Adresse dominciliaire précédente	New Residential Address Nouvelle adresse résidentiel

N/A

Date	Signature	7 – Capacity of - En qualité de

June 24, 2004		Director
For Departmental Use Only À l’usage du ministère seulement Filed Déposée July 14, 2004	Printed Name - Nom en lettres moulées Mark R. Frederick
IC 3103(2001/11)	DSG 03/2002

SCHEDULE A TO FORM 6 NOTICE OF DIRECTORS

FOR INTER-CITIC MINERALS INC.

5.	The directors of this corporation now are:

Name	Residential Address	Resident Canadian Y/N

Scott C. Dorey	41 River Terrace, Suite 703, New York, New York 10282, USA	No

Mark R. Frederick	167 Old Younge Street, Toronto, Ontario, M2P 1R1, Canada	Yes

Carlos K.H. Ho	43 Repulse Bay Road, Flat 10A, Hong Kong	No

Sherman Hong	16688 Via Pacifica, Pacific Palisades CA, 90272, USA	No

James Moore	1764 Eastbank Road, Pickering, Ontario, L1V 3J9, Canada	Yes

Peter Tang	8467 Selkirk Street, Vancouver, British Columbia, V6P 4J1, Canada	Yes

Adrian Pedro K.H. Ho	24C Estoril Court, 55 Garden Road, Hong Kong	No

Abe Schwartz	54 Evanston Drive, Toronto, Ontario, M3H 5P3, Canada	Yes

Rick E. Van Nieuwenhuyse	127 Via De Tesoros, Los Grafos, California, 95032, U.S.A.	No

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